EXHIBIT 5(c)

AMENDMENT TO AMENDED AND RESTATED SELECTED DEALER AGREEMENT

THIS AMENDMENT (this “Amendment”) by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and BlackRock Distributors, Inc. (“BDI”) is made to that certain Amended and Restated Selected Dealer Agreement dated December 1, 2000 by and between Merrill Lynch and BDI (the “Agreement”), and effective as of the close of business on September 29, 2006

WITNESSETH:

WHEREAS, Merrill Lynch & Co., Inc. (“ML & Co.”), BlackRock, Inc. (“Old BlackRock”), New BlackRock, Inc. (“BlackRock”) and a “BlackRock Merger Sub” entered into a Transaction Agreement and Plan of Merger, dated as of February 15, 2006, pursuant to which Old BlackRock would become a wholly owned Subsidiary of BlackRock and Merrill Lynch would sell to BlackRock certain asset management businesses currently operated as Merrill Lynch Investment Managers (“MLIM”) in exchange for shares of common stock and preferred stock of BlackRock (collectively, the “Transaction”);

WHEREAS, in connection with the Transaction, BlackRock and ML&Co. (the “GDA Parties”) intend to enter in a Global Distribution Agreement that provides for economic terms between GDA Parties to remain the same as those in effect on the date of the Transaction Agreement with respect to each Covered Product (as defined in the Transaction Agreement) and that the economic terms between the GDA Parties with respect to each other Covered Product in effect on the date of the GDA shall remain the same as those in effect on the date of the GDA;

WHEREAS, the GDA provides that the GDA Parties will cause their respective controlled affiliates to enter into as of the date of the closing of the Transaction appropriate agreements to implement the terms of the GDA, and accordingly, Merrill Lynch and BlackRock Advisors, LLC intend to enter into a Platform Infrastructure, Marketing Services and Support Agreement to evidence arrangements with respect to certain services provided by Merrill Lynch that are in part covered by Schedule D of the Agreement; and

WHEREAS, the parties hereto desire to amend the Agreement so as to avoid any confusion as the fees applicable for the services provided by Merrill Lynch;

NOW, THEREFORE, in consideration of the forgoing premises and mutual covenants, agreements and promises contained in this Amendment, the parties hereto, intending to be legally bound, agree as follows:

1.                                       Amendment to the Agreement.  The Agreement is hereby amended to remove Schedule D thereto.

2.                                       Governing Law.  This Amendment shall be governed by the laws of the State of New York, without giving effect to conflict of law provisions.

3.                                       Counterparts.  This Amendment may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective authorized persons.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Erin F. Donnelly
Erin F. Donnelly
Director, Mutual Funds

BLACKROCK DISTRIBUTORS, INC.

By:	/s/ Bruno D. Stefano

Print name:	Bruno D. Stefano

Title:	VP